SCHEDULE 13D


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
10/25/11


1. NAME OF REPORTING PERSON
Bulldog Investors, Brooklyn Capital Management,
Phillip Goldstein and Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
432,282

8. SHARED VOTING POWER
169,865

9. SOLE DISPOSITIVE POWER
602,147
_______________________________________________________

10. SHARED DISPOSITIVE POWER

0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
602,147

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

5.70%

14. TYPE OF REPORTING PERSON

IA
_______________________________________________________

Item 1. SECURITY AND ISSUER

This statement constitutes amendment #1 to the schedule 13d filed
August 12, 2011. Except as specifically set forth herein, the schedule 13d remains unmodified.



ITEM 4. PURPOSE OF TRANSACTION
The Reporting Persons believe the board of directors can be more effective in enhancing shareholder value. To that end, the Reporting Persons have had conversations with several directors and large shareholders about reducing the size of the board of directors and of designating a representative to serve as a director. The Reporting Persons intend to continue to communicate with the Issuer and other shareholders with respect to achieving these goals and otherwise maximizing the value of their investment.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
As per the 10-Q filed on May 16, 2011 there were 10,561,646 shares of common stock outstanding as of 05/06/2011 The percentage set forth in item 5 was derived using such number. Bulldog Investors, Brooklyn Capital Management, Phillip Goldstein and Andrew Dakos beneficially own an aggregate of 602,147 shares of EQS or 5.70% of the outstanding shares.Power to dispose of and vote securities resides either with Mr. Goldstein, Mr. Dakos or with clients.

c) During the past 60 days the following shares of EQS were purchased:

Date:		        Shares:		Price:
08/26/11		4,335		2.2000
08/29/11		286		2.1800
08/29/11		7,474		2.2495
08/30/11		409		2.2158
08/31/11		5,000		2.1980
08/31/11		2,075		2.1500
09/01/11		524		2.1500
09/02/11		943		2.1000
09/06/11		1,259		2.1000
09/07/11		200		2.1500
09/08/11		43		2.1500
09/12/11		24		2.1500
10/14/11		200		2.1700
10/20/11		4,307		2.1800



d) Beneficiaries of managed accounts are entitled to receive any dividends or sales proceeds.

e) NA

ITEM 6. CONTRACTS,ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.
None.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
None.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 10/26/2011

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos